SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2009
BT Group plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X          Form 40-F  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  X
Enclosure: Shareholder Magazine May 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
By:	/s/ Alan Scott

	Name:	Alan Scott
	Title:	Deputy Secretary

Date: May 27, 2009

Bringing it all together
SHAREHOLDER MAGAZINE MAY 2009
Forward

BT FORWARD
Contents

Volunteering for London 2012	Next generation broadband	Priorities for the year ahead

The Games don’t just inspire competing athletes.	By investing up to £1.5 billion, we will deliver speeds many times faster than currently available.	Q&A with Ian Livingston.

A centre of technical innovation	Improving customer service at Openreach	Wind farms to power BT

Pioneering R&D is at the heart of BT’s business.	Customer service at Openreach is now at its best ever level.	Doing good for the environment is also doing good for our business.

The benefits of conferencing		Get connected

Companies can save money and help the environment.		BT Total Broadband from just £7.78 a month, for the first 3 months, plus Welcome Cheque of up to £60.

Chairman’s
introduction
I am confident that
BT will emerge from
the current recession
a stronger company

The world looks a very different place than it did a year ago. Global trade has contracted for the first time in many decades. Financial markets have been in turmoil and trading conditions worldwide remain extremely challenging. Against this background, the importance of defending free trade and fighting for regulation that promotes investment and encourages competition has never been greater.
Three out of our four principal divisions (BT Retail, BT Wholesale and Openreach) are delivering well. Management’s highest attention is now directed towards returning BT Global Services, our one under performing division, to profitable growth.
Of course the current downturn will end, and I am confident that BT will emerge from the recession a stronger company. We have in place a management team that not only understands the challenges we face, but also sees the opportunities that lie ahead for our business.
So we are continuing to innovate and look for opportunities to grow. This issue of Forward looks at some of the exciting things that we are doing.
Super-fast broadband promises to change all of our lives. On page 4, you can read about our plans to bring broadband speeds many times faster than currently available within the reach of 10 million UK homes by 2012.

BRINGING IT ALL TOGETHER FOR LONDON 2012	01

BT FORWARD CHAIRMAN’S INTRODUCTION

Delivering excellent customer service is vital and so I am delighted to say that we continue to see improvements right across our business. For example, at Openreach, customer service is now at its best ever level and our engineers have played an important part in this success. You can read about an engineer’s typical working day on page 14.
On page 10 we explain the vision for our main research and development (R&D) centre at Adastral Park. The development of the park will deliver a regenerated R&D facility and a new residential community, including educational and social facilities. Our plans will ensure that the park will continue to lead the way in communications technology and innovation long into the future.
We are committed to being a responsible and sustainable company and to having a positive impact on society. Our Wind for Change project is the UK’s biggest corporate green energy project outside of the energy sector. On page 16 we explain how we plan to generate 25 per cent of our current energy needs from wind power.
Below you can read about our customised portable personal computers that are giving disabled students a voice. And as official communications services partner for the London 2012 Olympic and Paralympic Games we are encouraging our employees to get involved in volunteering in their local communities.
BT Conferencing is a real success story and is now the world’s biggest provider of video conferencing. We show how conferencing can save time and money, as well as protecting the environment on page 20.
For these reasons and for many others I am very confident about the future for our business, our employees, our customers and for you, our shareholders.

Giving disabled students a voice

TA Wheeltop is a customized portable personal computer, similar to a laptop, which is mounted on a wheelchair.
In April 2007, BT partnered with disability charity, Scope, to give disabled students access to Wheeltops. The computers provide a voice to students with communication and other impairments, as well as access to a range of communication technologies for education and social purposes. The three year partnership is called The Wheeltop Project. It’s rooted in a shared belief that being able to communicate is a fundamental human right. The project, based at Scope’s further education centre, Beaumont College in Lancaster, gives Wheeltop users access to applications like email, texts and the college network.
@ www.btplc.com/innovation/helpingsociety

02	BRINGING IT ALL TOGETHER FOR LONDON 2012

Volunteering
for London
2012

The Games don’t just inspire competing
athletes. They motivate billions of
people around the world to be the
very best they can be
And it’s not just competitors who will realise their ambitions. As the official communications services partner for the London 2012 Olympic and Paralympic Games, BT is helping our people to make their mark too. Suzi Williams, BT Group Marketing and Brand Director, says, “Although London 2012 is still three years away, we’re already encouraging our people to volunteer to get involved in lots of different activities — things they wouldn’t normally have the chance to do.
“We’ve got five volunteering themes: arts and culture; coaching and mentoring; green and environment; sport and youth and education.
“So a youth and education volunteer might find themselves going to a local school to teach communication skills using sporting analogies and the Olympic Values, to breathe life into the topic.
“It’s all about making sure we leave a lasting legacy. We’re working with our local communities now, but we also hope our volunteers will continue to help in the future, long after the Games are over.”
@ www.btplc.com/BTLondon2012

BRINGING IT ALL TOGETHER FOR LONDON 2012	03

In March 2009, Ofcom, the independent regulator of the UK communications industries, gave us a green light to forge ahead with our plans to roll out fibre-based, super-fast broadband to as many as 10 million homes – some 40 per cent of UK households – by 2012.

Developing the next generation of the UK's broadband infrastructure is critical to the country's future as a knowledge-based economy. Our programme is designed to deliver cost effective, super-fast broadband wherever there is sufficient demand for these services.

Ruth Pickering, Director of Super-Fast Broadband, says, "Most people in the UK have access to broadband speeds that are adequate for their current needs. But in the future they will use the internet to share things like high quality pictures, video and audio that they have made themselves with family and friends.

"People will also want to view homemade and professionally produced material in high definition on televisions and games consoles. So we need to ensure that consumers and businesses have access to the high-speed bandwidth required to support their future digital ambitions.

SUPER-FAST BROADBAND TO AS MANY AS 10 MILLION HOMES IN THE UK BY 2012

"As consumer and business demand for super-fast broadband increases, we will be able satisfy this."

Super-fast broadband will change everyone's lives. For example, in a typical home, one family member could be watching a high definition film while another could be playing a computer game against someone living hundreds of miles away. At the same time, another family member might be working from home but talking to their suppliers over a high quality video link, while another is updating their preferred social networking site with their latest holiday video.

For companies, the possibilities are just as enticing. Super-fast broadband doesn't only deliver higher downstream speeds but faster upstream speeds and better reliability, as well. So employees could work flexibly, allowing companies to locate wherever they want or get skills that are in short supply in their area. They can engage with customers in new ways – through video call centres, video enabled product support and even provide vital services such as health surgeries to remote communities.

BRINGING IT ALL TOGETHER FOR LONDON 2012 05

BT FORWARD NEXT GENERATION BROADBAND

Schools and colleges could pool resources and teach specialist subjects, which they wouldn’t have been able to do before and allow parents greater participation in the education process.
And all of this cuts back on travel, which means lower carbon emissions too.
BT is already making super-fast broadband a reality for consumers and businesses in the UK. Ruth says, “We are installing fibre-optic, super-fast broadband in homes in Ebbsfleet Valley in Kent. People are already getting data speeds of up to 100 megabits per second — by far the fastest speed available to residential customers anywhere in the UK.”
We are doing technical trials in other parts of the country too. For example, we have been running a trial in Foxhall in Suffolk since January 2009; in July 2009 we will begin trials covering around 30,000 premises in Muswell Hill in London and Whitchurch in South Glamorgan. By March 2010, we now aim to provide access to fibre-based, super-fast broadband to more than one million premises. The trials and early deployment will help us to learn more about the needs of different people in different geographic areas — both in cities and in more rural areas.
The introduction of super-fast broadband will be led by customer demand. Ruth explains, “We don’t have a pre-determined rollout plan. We will introduce super-fast broadband where there’s sufficient demand. This involves consulting with communication providers, regional development agencies and local and devolved government and introducing the new fibre-based products where people are ready to use them.”
The UK is now one of the world’s leading countries for broadband in terms of availability, affordability and take-up. The vast majority of people in the UK have access to broadband with nearly two thirds of the population actually subscribing to the service.
Ruth says, “There are already high levels of interest in super-fast broadband. We need to make sure that people are fully aware of its benefits and understand that it isn’t just about high speed internet access. We believe that the launch of new services, interactive content and the sharing of information, which requires higher upload speeds, will increase demand.”
@ www.bt.com/broadband

06	BRINGING IT ALL TOGETHER FOR LONDON 2012

Priorities for
the year ahead

“Even in the most difficult economic times, a diverse and agile business like ours will find opportunities to grow and improve the services we deliver to our customers”
Q&A with Ian Livingston

Q. It has been a challenging first year in charge of BT — what have been the major features for you?
Ian Livingston: Let’s start with the positives. Despite the difficult economic conditions, three of our principal divisions — BT Retail, BT Wholesale and Openreach — have all delivered ahead of expectations. Together they have recorded their best performance for more than five years. However, the performance of BT Global Services has been unacceptable and we have taken steps to fix this.

BRINGING IT ALL TOGETHER FOR LONDON 2012	07

BT FORWARD PRIORITIES FOR THE YEAR AHEAD
Q&A with Ian Livingston

Another important milestone was committing to make the biggest ever investment in super-fast broadband in the UK. We will spend £1.5 billion making the service, delivered over fibre-optic cable, available to 40 per cent of the homes in Britain by 2012 providing that the regulatory conditions allow us to make a proper return. This will offer customers speeds of up to 100 Mb/s, allowing them to simultaneously run multiple bandwidth hungry applications like HD video. This is not just an important investment for BT, it is a significant development for the UK and its future as a knowledge-based economy.
Finally, I am really proud of the improvements we have made in the quality of our customer service. As an example the time it takes us to repair a network fault has been halved in the last three years. We know there is much more to do, but in a highly competitive market I am certain that being known for outstanding customer service can be a key differentiator for BT.
Q. Have the problems in BT Global Services been resolved?
IL: First of all, I want to be clear that the issues in BT Global Services are not principally to do with the recession or a lack of demand for our services. The problem has been a failure to control costs properly. The scale of the issue only became clear during the course of the year, but we acted quickly to take the tough decisions that will turn the business around. These include, putting a new management team in place, urgently addressing our cost base and lowering the expected financial value of some key contracts. As a result of our actions, I believe the division is now in a position to return to profitable growth.
BT Global Services has a very healthy order book, and during tough economic times our ability to help customers reduce their own costs makes our proposition compelling. At the same time, we continue to improve the quality of the services we deliver. The independent research group, Telemark, recently rated BT Global Services the best operator in the world in its Customer Satisfaction Index with the highest score ever awarded.

08	BRINGING IT ALL TOGETHER FOR LONDON 2012

Q. What are the major opportunities for the business?
IL: Even in the most difficult economic times, a diverse and agile business like ours will find opportunities to grow and improve the services we deliver to our customers. For example, we aim to build on the success of BT Conferencing, which is strongly growing both revenue and profits and is now the world’s biggest provider of video conferencing.
Another example is our Business One Plan service, which is the UK’s first triple play of landline, mobile and broadband for small and medium-sized businesses. It launched three years ago and in 2009 added free calls within an organisation — even between offices and mobile workers — a significant saving. Over a million business lines are now using this service and more than 2,500 new customers sign up each week.
Our ability to provide world-class, networked IT services for multi-national organisations remains an important part of our portfolio, while the roll out of super-fast broadband in the UK will carry with it a host of exciting new possibilities.
Q. Managing BT’s costs is clearly important. Tell us about the right first time initiative.
IL: It is vital we manage our costs. When we focus on customer service and get things right first time, we not only make our customers happy, we reduce our costs as well. That’s why our goal is to get our service right first time. When we do this the number of people contacting our call centres falls and so does the number of engineers we need to send out to fix things. This is just as true for our biggest corporate customer as it is for a family buying broadband for their home. We have made real progress in the past twelve months. Service levels are the best they have ever been on a number of measures, and there’s much more we can achieve in the year ahead.
Q. How important is it for BT to be an international business?
IL: We are a global business and we serve global customers — we service 170 countries and employ around 20,000 people outside of the UK. We need to be wherever our customers want us to be, delivering a consistent service regardless of location. We also want to pick the world’s best brains. Our main research and development centre based in Adastral Park is home to highly skilled researchers and academics from all over the world. We have research teams based in Malaysia and in China, as well as links to 30 world-leading universities including MIT/ Cambridge and University College London.
Q. How important is innovation and developing the technology of the future to BT?
IL: Pioneering innovation and research and development are vital to us. Last year we spent £1.25 billion, the third highest spend of any British company. This is an investment in our future as it helps us to reduce costs, develop new products and improve customer service.
Q. What are your top priorities going forward?
IL: When I took over as CEO I said I had three priorities, and I am sticking with them. They are to provide excellent customer service; to continue investing in networks, systems and services including super-fast broadband; and to make BT a more agile company so that we can deliver faster, better, great value services to all our customers — from major global organisations, through the small business sector, to the millions of families who we are proud to serve every day. My aim is for BT to be a better business with a better future.

BRINGING IT ALL TOGETHER FOR LONDON 2012	09

BT FORWARD

A centre of technical innovation

Adastral Park has grown to become BT's main research and development centre and one of the most important locations for communications technology in the world

10 BRINGING IT ALL TOGETHER FOR LONDON 2012

Once home to the Royal Flying Corps and the development centre for aircraft that took part in the Battle of Britain, Martlesham Heath has long been linked to innovation.

So it was appropriate that BT relocated its main research centre from Dollis Hill in London to Martlesham in 1969. The site, now called Adastral Park, has grown to become BT's main research and development (R&D) centre and one of the most important locations for communications technology in the world.

Around 4,000 people work at Adastral Park for BT and other companies located there. Universities such as MIT/Cambridge and Essex also have a presence on-site. The result is that Adastral Park has the feel of a university campus where highly skilled employees, researchers and academics meet, mix and work together.

BT

BRINGING IT ALL TOGETHER FOR LONDON 2012 11

BT FORWARD A CENTRE OF TECHNICAL INNOVATION

This is appropriate as Dr Ivan Boyd, Head of Research Operations, BT Group, explains: “We’ve deliberately set out to create a very open community that allows the best brains from different organisations from all over the world to meet and this helps ideas to spark.
“The work we do here covers everything from advanced business software for predicting faults on networks before they happen, to developing energy saving systems for the homes of the future.
“But it’s not just the responsibility of the people at Adastral Park to be innovative, a culture of innovation exists right across BT. For example, our New Ideas Scheme allows any employee to suggest an idea that might improve products or customer experience or help us work more effectively.”
Since the scheme’s launch, a number of suggestions from employees have either generated income, cut costs or improved the working environment at BT. Ideas include a website that provides a simple way to identify and reuse stopped lines and a system that reduces the failure of critical tasks.
To ensure that Adastral Park continues to lead communications technology and innovation, BT has unveiled a vision for its future. This will create a sustainable environment that supports a regenerated R&D facility and a new residential community of up to 2,000 homes, including additional educational and social facilities.
Graham Murchie, Strategy Director, Adastral Park Development, says, “We’ve been here for 40 years and a significant number of the buildings were constructed in the 1970s and 1980s. While the park is still a world-class R&D facility, it would be short-sighted if we did not put a plan in place now that ensured Adastral Park retained and built on this status for many years to come.”

12	BRINGING IT ALL TOGETHER FOR LONDON 2012

Predicting
the future
A small group of people at Adastral Park spend their time mapping the future. Jonathan Mitchener, one of BT’s Futurologists, explains, “My job is to look ahead and see how technology will develop in the future. I work with many of BT’s biggest customers to help them see what’s coming. For example, I am currently helping people in the health sector to understand how technology can assist with patient care taking into account future characteristics and population trends. I also work with companies to identify the next disruptive technologies — technology such as the internet which has turned the business world on its head. Our customers really value this insight as it helps them to plan more effectively.”
“I work in a team of four and combine scientifi c disciplines such as nanotechnology and biotechnology with demographic data and scenario planning to develop my research.
“I need to be very open minded and interested in everything. I also spend a lot of time meeting people to make sure I am constantly building my knowledge and sharing insights with others.
“One area that I’m really excited about is the potential of the virtual world. It’s still early days, but big companies are already experimenting with it for things like trialing new products and for training their staff. In future, I believe most companies will operate in both the real and virtual worlds.”

Adastral Park is already an integral and important part of the regional economy, contributing £850 million annually. The development plans for the site will ensure that this remains the case long into the future. Graham explains, “Our plans include the creation of more than 2,000 information communications technology (ICT) related jobs over the next 10 years. Also, InnovationMartlesham, our partnership with the East of England Development Agency, provides a home and facilities for start-up companies. In the past year alone, 11 companies have moved onto the site to develop their businesses alongside BT.
“But it’s not only about creating a sustainable supply of jobs. We will continue to create and encourage the scientists of the future by bringing school children to the park to learn about ICT and by expanding the university presence here. We don’t want young people moving away to study, we want them to develop ICT skills here — the skills that businesses need now and will need in future.”
@ www.atadastral.co.uk

BRINGING IT ALL TOGETHER FOR LONDON 2012	13

Improving customer service at Openreach

BT FORWARD

Improving customer service at Openreach

Openreach is responsible for maintaining the local access network – the copper and fibre wires that connect tens of millions of homes and businesses around the UK to local telephone exchanges

Customer service at Openreach is now at its best ever level. For example, last year on average a customer would experience a fault on their telephone line once every 12 years and over Christmas 2008, 99.99 per cent of lines were working – that's just 142 customers per million out of service.

Openreach engineers have played an important part in this success. We met Lee Coulston, a Customer Service Engineer, who's worked for BT for nine years, to ask about his role.

"I look after an area within the City of London which incorporates about 15 telephone exchanges. Each engineer has a preferred work location, so you get to know your own area pretty well. My patch stretches from Holborn up to Holloway and down to Stepney. Most of the time I work on my own, although I may work with a partner on some larger or more complex jobs."

When we meet, Lee is working at a residential block just off Columbia Road, which is best known for its vibrant weekend flower market. He has been on a project renewing the copper wiring in two residential blocks of 18 flats for three weeks. When complete, these wires will carry telephone, broadband, data and other services to each property in the block.

It's unusual for Lee to be working on a longer term project such as this. "Normally I am part of our work allocation system which issues jobs to engineers each day. So after my alarm wakes me at 6am, I switch on my laptop, sign-in and check the details of my first job which is automatically sent to my computer. I can do this from home which is great as it means I have time to look in on my daughter, Shauna, who is two and is usually awake before I leave.

"Breakfast is a cup of coffee and perhaps some fruit and I'm on route from my house in Croydon to my first job by 6.45am. This means I get ahead of the traffic and am on-site for an 8am start.

14 BRINGING IT ALL TOGETHER FOR LONDON 2012

Right first time is designed to ensure that from start to finish each job is completed efficiently and effectively

"Once I finish a job, I input all the details on my laptop and send this information back to our central system. I then automatically receive details of my next job – what the problem is, the type of premises and where it's located. It's an incredibly efficient way of doing things as everything is done electronically so there's no waiting around. Once a job is done it's straight on to the next.

"I work in both residential and business premises. Every job is different and so the number of jobs I complete in a day varies. Typically I will finish two jobs in the morning and then one or two in the afternoon. I'm scheduled to have my lunch at some point between midday and 2pm, but I'll work around completing jobs. Inevitably I have to grab lunch on the go. I bring sandwiches with me. I have to be my own canteen as it's often not possible to find somewhere to buy food."

Constantly improving customer service is vital and the 'right first time' initiative is helping us make sure each job is completed correctly at the first go. Lee believes that this is making a really positive difference. "There are a number of people involved in each job – the person who speaks to the customer, the person who records information and the engineer. Right first time is designed to ensure that from start to finish each job is completed efficiently and effectively. This covers things like making sure we fully understand the work, that we can get access to the premises and that an engineer with the right skills is given the job."

If Lee isn't finishing off a job, his day normally ends at 5.40pm. "I'm on a four day work pattern from Monday to Saturday. That suits me although other engineers work five day cycles, at weekends or do night shifts.

"Evening traffic means that it usually takes a bit longer to drive home but I'm back shortly after 7pm most days. I reckon I drive between 200 and 250 miles in a week. If I'm home in time I like to read Shauna a story before she goes to sleep. Then I'll sit down and catch-up with my partner, Debbie, over dinner.

"I really enjoy my job but it can be tiring. So I'm usually asleep as soon as my head hits the pillow, ready to do it all again tomorrow."

@ www.openreach.co.uk

openreach

BRINGING IT ALL TOGETHER FOR LONDON 2012 15

Wind farms to power BT

BT FORWARD

Wind farms to power BT

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BT has long been committed to contributing positively to society and building a sustainable future

16 BRINGING IT ALL TOGETHER FOR LONDON 2012

As one of the UK's largest electricity consumers, we can always do more to build a sustainable future.

So we launched our Wind for Change project – the UK's biggest corporate green energy project outside the energy sector. The project brings together external funding and renewable energy partners to build wind turbines on sites around the country. By 2016, it is hoped that these turbines generate 25 per cent of our current electricity needs from cleaner energy.

It is hoped BT's wind farms will be able to generate a total of 250MW of electricity. This is enough energy to power 122,000 homes – roughly the size of Aberdeen and Inverness combined. This will stop the release of 500,000 tonnes of CO_2 each year compared to coal power – equivalent to 250,000 return air trips to New York from the UK.

But while the environmental case for the Wind for Change project is compelling, generating our own power actually makes good business sense for BT too. Richard Tarboton, Energy and Carbon Programme Director, explains, "We use around 0.7 per cent of the UK's entire energy consumption. Not only will this project generate a financial return for BT, but it will also protect us from potential future increases in energy prices by securing a predictable supply of energy from a low carbon, renewable source."

And as customers use services like broadband and videoconferencing to work flexibly and reduce travel, securing a supply of renewable energy becomes even more important for BT.

BRINGING IT ALL TOGETHER FOR LONDON 2012 17

BT FORWARD WIND FARMS TO POWER BT

A project of this scope and ambition needs a huge amount of planning and preparation. BT has already assessed over 5,000 of its UK sites, looking at factors such as wind speed, land conditions and how near they are to residential areas or places of natural beauty. Richard says, “We have narrowed our search to approximately 20 sites whose potential for development we are now actively scoping.
“This means we’ve asked every BT employee to follow five simple energy saving tips like switching-off appliances from stand-by, closing windows when the air-conditioning is on and printing paper on both sides. These might seem like small gestures but, when you employ more than 100,000 people, in combination they will make a huge difference to our overall energy consumption.”

The UK’s biggest corporate green energy project outside the energy sector

This involves undertaking detailed environmental impact assessments and installing ‘met’ masts to measure wind speeds. Once we are satisfied that a site meets our criteria, we submit a planning application. We already have two in progress with more to follow soon.”

In the future, we may produce more than 25 per cent of our energy. So we are looking beyond the UK to places like India, the USA and a number of European countries to explore the potential for generating renewable energy in these countries too.

The Wind for Change initiative is not an isolated project but is part of BT’s wider strategy designed to conserve energy. Richard says, “It wouldn’t make any sense for us to put all this effort into generating our own power if as a business we wasted energy. So we have launched an energy saving campaign to run in parallel to our Wind for Change project.
And it’s not just BT’s employees that are doing their bit. We have fitted smart meters at 98 per cent of BT’s sites to record energy use every 30 minutes and installed solar panels and micro wind turbines at some buildings. In addition, we have audited 50 of our biggest buildings to see how we can improve energy use.

Richard says, “Over three years we expect our energy saving campaign to prevent the emission and of 75,000 tonnes of CO2 save BT £15 million. Proving that doing good for the environment is also doing good for our business.”
@ www.btplc.com/climatechange @ www.btplc.com/societyandenvironment/magazine

18	BRINGING IT ALL TOGETHER FOR LONDON 2012

BRINGING IT ALL TOGETHER FOR LONDON 2012	19

BT FORWARD
The benefits of conferencing
Companies can save money and help the environment

Over the last five years, BT’s own use of audio, web and video conferencing has stopped nearly 300,000tonnes of CO2 being pumped into the atmosphere.
These services also save us money and time. For example, on average we save £256 every time we replace a face-to-face meeting with conferencing. In a company as big as ours, that means we can save lots of money every year. And we cut unproductive time spent traveling to meetings too.
We provide three types of conferencing. Audio conferencing lets people use their phone - either landline or mobile — to talk to several colleagues at once. Web conferencing lets people talk to colleagues, while using the Internet, to share papers and presentations. And video conferencing lets people see who they’re meeting and have nearly the same experience as they would from meeting in person.
Customers can choose just one of our conferencing services or combine more than one in a package that best suits their business. For example, web conferencing is a perfect partner for audio conferencing.
Aaron McCormack, CEO of BT Conferencing, says, “New technology means we are always improving our conferencing services. Video conferencing is now so much better than it was. We offer what we call an ‘immersive experience’ where everyone on the call feels like they are in the same room, with life-size video images allowing people to make eye contact and read body language.”
Using audio, web or video conferencing will reduce annual spend on travel by cutting unnecessary journeys. Other costs associated with meeting face-to-face, like accommodation, are also cut. We estimate that using conferencing to cut travel spend has saved us over £192 million in the last 12 months alone.
Aaron says, “Some of our biggest clients, like Unilever and Philips, have made major savings on their annual travel budgets since choosing BT Conferencing. We are confident that all of our customers will get a return on their investment within a year of starting to use our services. In today’s economic environment, this makes good business sense.
“So being greener and saving time and money can go hand-in-hand.”
Conferencing also helps people to balance their work and personal lives. Aaron explains, “Cutting out millions of journeys every year means people no longer have to spend time traveling to and from meetings. And if they have to travel to these meetings outside of their working hours, this can really benefit their personal lives too.”
The market for conferencing is still in its infancy, but is likely to grow rapidly in the next three to five years. Aaron says, “Only two per cent of European workers, who could use conferencing to replace real meetings, actually do. We plan to invest in our conferencing so that we deliver the best audio, web and video services and get more people using them.”
@ www.conferencing.bt.com

20	BRINGING IT ALL TOGETHER FOR LONDON 2012

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Choose to access new documents online and we’ll notify you whenever they become available. Every document that doesn’t have to be printed and mailed helps reduce our impact on the environment.
How do I become an e-shareholder and get access to all these services?
It’s easy! Just go to our Registrar Equiniti’s secure site www.shareview.com/online, click on ‘Register’ to set up your free Shareview Portfolio, and fi ll in the details — it will only take a few minutes! We’ll send you your activation code so that you can update your contact details, bank details, communication preferences, and more — visit www.shareview.com/online today!
Special offers
We have special offers for e-shareholders.
Find out more at www.bt.com/shareholderplus

BRINGING IT ALL TOGETHER FOR LONDON 2012	21

BT Total Broadband from
just £7.78 a month,1 for the
first three months, plus
Welcome Cheque of up to £602

BT Total Broadband is a fast, always-on internet connection. Share your latest news and pictures in an instant. Make cheap internet phone calls or have home video chats with friends and family wherever they are in the world3. All this without tying up your telephone line. Sign-up or switch to BT Total Broadband. Prices from just £7.781 a month for the first three months.
Step one: sign-up to BT Total Broadband
Sign-up now for BT Total Broadband and be eligible
for up to £60 Welcome Cheque2
Option 1: £25 cheque
Option 2: £40 cheque
Option 3: £60 cheque
Order at
www.bt.com/shareholders/broadband
or call 0800 055 6258 and quote ‘Shareholders’
New broadband sales only (Sales line open
Monday — Friday 8.30am — 7.00pm only)
Please call 0800 800 150 for all other matters.
Step two: claim your Welcome Cheque
Claim your Welcome Cheque at
www.btshareholder.onlinerebates.com
BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ.
Registered in England and Wales No. 4190816.
Printed in England by Pindar Graphics
Printed on Revive 50:50 Silk, which is produced using 50% recovered waste fibre and 50% virgin wood fibre.
All pulps used are elemental chlorine free (EFC).
www.bt.com
PHME 57864
Claims for a Welcome Cheque must be submitted within 28 days of your broadband being activated
Please supply all the details and remember to press ‘submit’. Failure to supply all the requested information may invalidate your claim. You will need to supply:
1. The telephone number of your broadband line
2. Your order reference number
3. Your shareholder reference number.
If all the correct information is supplied and your claim is validated, then you will receive your Welcome Cheque within 28 days of activation.
Terms and Conditions
1. Introductory price achieved via one-off credit on your first bill. Option1, £15.65 a month from month four with £23.58 bill credit. Option 2 £13.69 a month for first three months then £20.54 a month, £20.55 bill credit. Option 3 £18.59 a month for first three months then £24.46 a month, £17.61 bill credit. 18 month minimum term. New customers only. Excludes upgrades/regrades. New BT Home Hub included. Excludes customers BT has already provided with this Hub. Conditions apply. Featured handset £39.14. BT line/similar and payment by Direct Debit required. BT Total Broadband is subject to availability and conditions apply. See www. bt.com/broadband for details.
2. To claim your ‘Welcome Cheque’ go to http://www.btshareholder. onlinerebates.com and register your BT Broadband order details. ‘Welcome cheque’ depends on option chosen, Option 3: £60; Option 2: £40 and Option 1: £25. Your claim MUST be made within 14 days of activation. New orders only. Payment by Direct Debit required. Your broadband must be ordered before 30th September 2009 and you must claim your ‘Welcome Cheque’ by 31st October 2009. Terms and conditions apply.
3. Pence per minute charging applies after one hour. Redial before one hour to avoid call charges. Opt-in required. Quality of reception may not match landline. Access to Emergency Services is provided but calls including emergency calls to 999 or 112, made via BT Broadband Talk may not work in the event of power or broadband connection failure. These failures may be caused by reasons outside our control. Location information, provided to the emergency services, is limited to the address of the associated telephone line where applicable. Broadband Talk does not currently support Number Portability, or Text Relay or Directory Enquiries for disabled customers. Abuse policy applies. Touchtone telephone required.”